March 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Patrick Gilmore, Accounting Branch Chief

Re:	Openwave Systems Inc.

    Form 10-K for the Fiscal Year Ended June 30, 2011

    Filed September 6, 2011

    Form 10-Q for the Quarterly Period Ended September 30, 2011

    Filed November 7, 2011

    File No. 001-16073

Ladies and Gentlemen:

Openwave Systems Inc. (“Openwave” or the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated February 7, 2012 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comments 1 through 8 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in our future filings with the Commission, as applicable.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1A. Risk Factors, page 7

1.	Please tell us how your revenues are affected by the adoption rate of wireless data and what consideration you gave to including disclosure in your Risk Factors relating to slower-than-expected adoption of wireless data.

Response:

We do not believe that the adoption rate of wireless data is likely to have a direct or immediate impact on our revenues. We respectfully point the Staff to the disclosure on page 27 in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended June 30, 2011 (the “10-K”), where we state:

1

United States Securities and Exchange Commission

March 1, 2012

“We see demand building for mobile data as traditional voice revenues continue to flatten. This demand for data is fueling the growth of the mobile web, with application stores, social networking and video leading the way. The continuous introduction of new devices such as smartphones, tablets and other mobile internet-capable devices encourages users to consume more data. The increase in demand for mobile data may not result in an immediate or direct impact on our financial results, as we are dependent upon how and when the mobile carriers respond to these trends and how, whether, and when they invest in the required infrastructure. Additionally, the sales cycle generally lasts several quarters, and often can be more than one year.

The cautious spending environment by communication service providers has contributed to reducing our revenues over recent years, and we have also experienced lower-than-expected sales of our new products, which in some cases is a result of slow market adoption, and competition from competitors. In some cases, our customers choose to address capacity issues by purchasing additional hardware rather than improving their network’s efficiency with the purchase of additional software. In addition, as the generation of technology platforms (i.e, 2G and 3G) begin to be replaced more quickly, we notice operators are exercising caution in spending on capital additions due to the shorter period of benefit.”

This correlates to our risk factor on page 9 of the 10-K titled “Our business depends on continued investment and improvement in communication networks by our customers,” which states:

“Many of our customers and other communication service providers continue to make major investments in next generation networks that are intended to support more complex applications and to provide end users with a more satisfying user experience. If communication service providers delay their deployment of networks or fail to roll out such networks successfully, or determine to continue to increase network capacity and support more complex applications by investment in additional hardware infrastructure rather than software solutions such as ours that optimize the use of existing hardware infrastructure, there could be less demand for our products and services than we expect, which could adversely affect our business and operating results.

In addition, the communications industry has experienced significant fluctuations in capital expenditures and we have recently experienced significant revenue declines from historical peaks. If capital spending and technology purchasing by communication service providers does not continue to include investments in infrastructure software, our revenue would likely decline substantially.”

As a result, we respectfully submit to the Staff that we believe that the disclosure in our Risk Factors relating to slower-than-expected adoption of wireless data sufficiently addressed this risk.

United States Securities and Exchange Commission

March 1, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Judgments

Revenue Recognition, page 29

2.	We note your disclosure on page 34 that you entered into a license agreement with a competitor whereby you licensed rights to some of your patents. We further note your more recent patent licensing agreement with Microsoft entered into during the quarter ended September 30, 2011. Please tell us how you considered the need to expand your disclosure to provide a description of your revenue recognition policies related to patent revenues. Refer to SAB Topic 13.B and ASC 235-10-50-3.

Response:

We account for revenues from the licensing of our patents under Staff Accounting Bulletin Topic 13, which contains the four basic criteria set forth in our revenue recognition policy. In considering SAB Topic 13.B and ASC 235-10-50-3, we noted that our policy for patent revenues did not contain a policy election among alternatives, principles or methods peculiar to our industry, or unusual or innovative applications of GAAP, thus we did not make additional disclosures when discussing our revenue recognition policy. However, pursuant to SAB Topic 13B, we did discuss management’s intentions and the uncertainty regarding future patent revenues on page 34. Additionally, the patent revenue was less than 10 percent of our revenue for fiscal year 2011.

3.	As a related matter, regarding each of these licensing arrangements please provide us with a description of facts and circumstances leading up to the agreement and the terms of the arrangements, including but not limited to, the time period, existence of any minimum royalties, specific performance obligations, how the initial license fee was determined, and whether the initial license fee represents consideration from prior sales. Describe for us the basis for your related revenue recognition, including references to the specific accounting literature upon which you relied.

Response:

We believed that the implementation of the Company’s patent strategy as approved by the Board of Directors in fiscal 2011 would enable the Company to enter into license agreements in the ordinary course of its business. The Company entered into a License Agreement with 724 Solutions (as defined below) in September 2010, which demonstrated the initial success of the Company’s patent licensing program. On numerous occasions, the Company has publically announced its strategy to derive value from its patent portfolio. In situations where the Company is unable to successfully negotiate a license agreement, this strategy may result in litigation as is evidenced by the complaint we filed with the International Trade Commission (ITC) with Apple Inc., Research In Motion Ltd. and Research In Motion Corp., as proposed respondents and the corresponding litigation we filed in the Federal District Court for the District of Delaware. The License Agreement entered into between the Company and Microsoft Corporation in September 2011 solidified the Company’s ability to successfully implement its patent licensing program and to generate revenue therefrom.

724 Solutions/Mobixell

On July 31, 2009, Openwave filed and served on 724 Solutions (US) Inc. and 724 Software Solutions Inc. (collectively, “724 Solutions”) a complaint, titled Openwave Systems Inc. and Openwave Systems (ROI) Ltd. v. 724 Solutions (US) Inc. and 724 Software Solutions Inc., United Stated District Court, Northern District of California, Case No. 09-CV-03511 for 724 Solutions’ alleged infringement of four Openwave patents. In January 2010, 724 Solutions was acquired by Mobixell Networks. On February 4, 2010, Openwave filed and served on 724 Solutions a First Amended Complaint. The parties engaged in extensive negotiations culminating in the execution of a License Agreement on September 22, 2010. As disclosed in the Form 10-K, we licensed rights to some of our patents for a fee of $4 million, plus future royalties for domestic sales of products and services covered under the License Agreement. The

United States Securities and Exchange Commission

March 1, 2012

license is perpetual with no minimum royalty commitments. We hereby confirm that the License Agreement does not (i) represent consideration from prior sales; or (ii) set forth performance obligations.

Microsoft

On December 23, 2010, we sent a letter to Microsoft Corporation in an effort to put Microsoft on notice that we believed several of Microsoft’s products were infringing on various Openwave patents. On June 20, 2011, the parties entered into a Mutual Non-Disclosure Agreement (the “NDA”) in an effort to facilitate discussions between the parties. The terms of the NDA prohibited, among other things, the disclosure that any discussions or negotiations were occurring with regards to a possible transaction. On July 13, 2011, we presented Microsoft with materials that we believed substantiated our infringement claims. The parties engaged in extensive negotiations between July 13, 2011 and September 30, 2011, culminating in the execution of a Confidential Patent License Agreement (the “License Agreement”) on September 30, 2011. As disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, we licensed the rights to the majority of our patents to Microsoft for a fee of $15.0 million. Although the License Agreement prohibits our disclosure of the terms and conditions of the License Agreement without the prior written consent of Microsoft Corporation, except under confidentiality to any governmental body having jurisdiction to require disclosure, in response to your question we hereby confirm that the License Agreement does not (i) provide for minimum royalties; (ii) represent consideration from prior sales; or (iii) set forth performance obligations. We entered into the License Agreement in the ordinary course of our business and we do not believe that it is material to an investor’s understanding of our business.

Revenue Recognition Basis

We accounted for revenues related to licensing of our patents under Staff Accounting Bulletin Topic 13. Since all four revenue recognition criteria (i.e., an arrangement, delivery, fixed and determinable price, collectability) were met for the initial fee in the quarter of signing the agreement, the license term had commenced and no performance obligations existed, we recognized the revenue in that quarter. The initial fees have no refund rights. In the case of 724 Solutions, we recognize royalties on ongoing sales once the fixed and determinable criteria is met, which is in the period we receive the royalty report. These amounts have been immaterial to date.

Liquidity and Capital Resources, page 41

4.	We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Please tell us how you considered disclosing

United States Securities and Exchange Commission

March 1, 2012

the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

We did not make a disclosure regarding foreign cash and investments being unavailable for US operations because we determined that repatriating the undistributed foreign earnings of $25.2 million as of June 30, 2011 would not result in any additional US tax expense and would not have a material effect on our financial statements.

We supplementally advise the Staff that we have US federal net operating loss carryforwards of approximately $1.6 billion, which would fully absorb the undistributed foreign earnings of $25.2 million resulting in no additional US federal income tax expense. As a result, we believe that there was not a material amount of foreign cash and investments that was unavailable to fund our US operations as of June 30, 2011 and no disclosure is required.

5.	We note your disclosure in the second paragraph on page 42 regarding the minimum trailing EBITDA amounts and monthly liquidity ratios that are part of your credit facility with Silicon Valley Bank. Please provide us in your response letter with quantified information regarding the financial covenants you disclose. As previously requested in connection with our review of your Form 10-K for the fiscal year ended June 30, 2009, please ensure that you provide quantified disclosure regarding the financial covenants in future filings. Please confirm your understanding.

Response:

As of June 30, 2011, our four quarter trailing EBITDA was ($13.4) million, and the minimum requirement by the bank was ($15.0) million. As of June 30, 2011, our monthly liquidity ratio was 5.1:1.0, and the minimum requirement by the bank was 2.0:1.0.

The covenant requirements can be viewed by our investors in the loan amendments noted on the Exhibit Index to the 10-K. We have not disclosed our EBITDA and liquidity ratios in our filings since they are non-GAAP amounts, and not metrics that management uses in evaluating or managing the business. We are also not aware of requirements to disclose the quantitative values, rather a description of the covenants and whether we were in compliance.

We respectfully note that in the letter from the Staff dated January 7, 2010 from Patrick Gilmore, he clarified “Although we note that you have referenced the covenants in your disclosure, expand your disclosure to outline the material covenants associated with your

United States Securities and Exchange Commission

March 1, 2012

secured revolving credit facility with Silicon Valley Bank.” In our response dated January 19, 2010, we noted that we would amend our disclosure to read substantially as follows:

“The revolving credit line is secured by a blanket lien on all of our assets and contains certain financial and reporting covenants customary to these types of credit facilities agreements which we are required to satisfy as a condition of the agreement. In particular, the revolving credit facility requires that we meet certain minimum quarterly EBITDA amounts, as well as meet a minimum monthly liquidity ratio. In addition, the revolving credit facility requires us to provide to the bank annual financial projections, promptly report any material legal actions, and timely pay material taxes and file all required tax returns and reports. Further, without the bank’s consent, we cannot take some material actions, such as change any material line of business, sell our business, acquire other entities, incur liens, make capital expenditures beyond a specified threshold, or engage in transactions with affiliates, or engage in stock repurchases.”

The first two sentences were in our filing that pre-dated the Staff’s comment letter, with the last two sentences added upon receiving the comments in the Staff’s prior review. In the February 16, 2010 response from Patrick Gilmore, he noted there were no further comments at this time of the specific issues raised. Our disclosure on page 42 of the Form 10-K reads substantially the same as the above stated disclosure.

Item 8. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (3) Discontinued Operations, page F-20

6.	We note your disclosure that the August 28, 2011 settlement agreement with Myriad AG (formerly known as Purple Labs) terminated certain sections of an intellectual property licensing agreement, clarified which patents were transferred with the sale of the client business and which remained the property of Openwave, and contained a mutual covenant not to sue. Considering the disclosed nature of the purpose of the settlement agreement, please explain to us how you considered the guidance in ASC 450-20-25-2 and 25-6 in determining that the entire settlement amount should be reflected in the June 30, 2011 financial statements. In your response, describe how you attributed the settlement amount to the different described purposes.

Response:

This loss contingency became probable and estimable in August 2011, prior to filing the Form 10-K. In considering whether the liability to pay the $12.0 million related to something that existed prior to June 30, 2011, we noted that the sole reason Myriad was claiming title to our patents was due to their interpretation of the intellectual property licensing agreement associated with the sale of the client business to Myriad (formerly

United States Securities and Exchange Commission

March 1, 2012

known as Purple Labs) in June 2008. At the time of the sale of the client business, the intent was to allow a good faith effort in identifying client-related patents so that Myriad could continue to operate the client business it purchased from Openwave. Upon assertion by Myriad of claims to certain additional patents in 2011 and a desire by Openwave to avoid such uncertainty as to title of these patents, we needed to modify the intellectual property licensing agreement to clarify which patents were transferred with the sale of the client business. On August 28, 2011, the eve of the trial, the parties entered into a settlement agreement pursuant to which, among other things, Myriad released all claims to all Openwave patents and agreed to terminate certain provisions of the IPLA including the Missing Assigned Patents clause which was the basis for the litigation. The settlement agreement contained mutual covenants not to sue, we did not ascribe any value to these covenants since the language was standard in these types of agreements, and inconsequential to us as we were not being sued by these parties. As such, we considered this a loss on the sale of discontinued operations as of June 30, 2011.

7.	As a related matter, subsequent to disclosure regarding the release of the escrow funds, initially disclosed in your September 30, 2010 Form 10-Q, we note no disclosure of continuing claims or pending litigation. In your August 31, 2011 letter to shareholders, you indicate that you launched litigation when Myriad claimed rights to more of Openwave’s patents and that the company agreed to pay the settlement for Myriad to release any claim to the company’s patents. Please explain to us the following:

•	the amount and nature of claims Myriad made against the escrow;

Please refer to paragraphs 1 and 2 below.

•	how the determination of the release of escrow funds was made, including the amounts to be released to Openwave;

Please refer to paragraphs 1-3 and 5-6 below.

•	the events and circumstances leading up to the settlement agreement, including timing and nature of claims and progress of pending litigation;

Please refer to paragraphs 1-3 and 5-6 below.

•	the terms of the initial licensing agreement;

Please refer to paragraph 1 below.

•	the specific provisions of the licensing agreement that were terminated and reasons for the termination;

Please refer to paragraph 9 below.

•	how the amount of the settlement was determined;

United States Securities and Exchange Commission

March 1, 2012

Please refer to paragraphs 4 and 7-10 below.

•	how you considered the guidance in ASC 450-20-50 with respect to disclosing loss contingencies in your filings prior to the settlement;

Please refer to paragraph 10 below.

•	how you considered the disclosure requirements in Item 103 of Regulation S-K;

Please refer to paragraph 10 below. and

•	how you considered the need to disclose known uncertainties that could significantly impact the company’s liquidity and results of operations as required by Item 303(a) of Regulation S-K.

Please refer to paragraph 10 below.

Response:

In response to the Staff’s comment, we provide the Staff with the following information:

1.	On June 27, 2008, Openwave and Purple Labs S.A. entered into an Asset Purchase Agreement (the “APA”), a related Escrow Agreement and a related Intellectual Property License Agreement (the “IPLA”). Pursuant to the terms of the IPLA, Openwave licensed two patents to Purple Labs. The IPLA also contained a provision titled “Missing Assigned Patents” which was intended to enable Purple Labs to identify patents, if any, it believed covered the products or services of the business at the time of the sale but that did not also cover products or services in Openwave’s field of use which Purple Labs may later identify that should have been assigned pursuant to the APA and that subject to Openwave’s confirmation thereof, would subsequently be assigned to Purple Labs.

2.

On September 23, 2009, Myriad AG (formerly Purple Labs) delivered a Claims Notice under the APA between Myriad and Openwave Systems asserting five claims against the escrow with a cumulative amount in excess of the $4.2 million placed in escrow and that such escrowed funds be released to Myriad. The nature of the claims asserted by Myriad were claims based on third-party claims involving the software products acquired by Myriad under the APA, including third-party claims that the software infringed such third parties’ own intellectual property rights. On October 7, 2009, Openwave delivered an Objection Notice to Myriad rejecting Myriad’s claims for indemnification. Openwave noted that four of the indemnification claims arose post-closing and therefore were not subject to indemnification pursuant to the terms of the APA. The remaining claim for indemnification arose out of a letter Myriad received from Motorola in which Motorola demanded payment of $528,000 from Myriad for Motorola’s share of the settlement of the action captioned Mann v.

United States Securities and Exchange Commission

March 1, 2012

Verizon Wireless. Motorola had asserted the same claim for indemnification against Openwave which Openwave rejected because, pursuant to Section 14 of the Master Browser License and Services Agreement that governed Openwave’s relationship with Motorola, Motorola’s right to indemnification was limited to claims relating to “infringement of any third party patent, copyright, trade secret or trademark rights.” The basis of the claims asserted (and subsequently settled) by Motorola in the Mann litigation related to an alleged defect in the browser, and not to an alleged infringement of third party intellectual property.

3.	On June 25, 2010, after efforts to resolve the parties’ dispute failed, Openwave filed and served on Myriad a complaint, Openwave Systems Inc. v. Myriad France S.A.S., United States District Court, Northern District of California, Case No. CV 10-2805 (the “Litigation”), seeking, among other relief, a declaration that Openwave was entitled to the escrowed funds.

4.	On July 27, 2010, Myriad sent a letter to Openwave requesting the assignment of 10 patents pursuant to the Missing Assigned Patents clause of the IPLA.

5.	On July 28, 2010, Myriad filed an Answer and Counterclaim seeking, among other relief, a declaration that the escrow funds remain in escrow until such time as Myriad’s liability with respect to the five claims, if any, was determined or resolved.

6.	Openwave determined that it was in the best interest of the Company and its shareholders to resolve the litigation relating to the escrowed funds. After extensive negotiations, the parties agreed that the escrowed funds should be divided such that Myriad would receive $2,000,000 and Openwave would receive $2,200,000 plus accrued interest. As such, on October 15, 2010, Openwave and Myriad entered into a Settlement Agreement only with respect to the Claims Notice pursuant to which, in exchange for the receipt of a release from Myriad which included a release of any and all claims arising out of or relating to (i) the claims set forth in Myriad’s September 23, 2009 Claims Notice or (ii) the indemnification provisions of the APA, $2,000,000 of the escrowed funds were released to Myriad and the balance of the escrowed funds were released to Openwave.

7.	On November 10, 2010, Openwave filed and served on Myriad a Second Amended Complaint in the litigation, wherein Openwave sought, among other relief, a declaration that Myriad was not entitled to the assignment of the 10 identified patents. On December 28, 2010, Myriad sent another letter to Openwave requesting the assignment of an additional 26 patents pursuant to the Missing Assigned Patents clause. On January 26, 2011, Myriad filed an Answer to Second Amended Complaint and Second Amended Counterclaim, whereby Myriad sought, a declaration that Myriad was entitled to the assignment of the 36 patents identified in its two letters to Openwave.

United States Securities and Exchange Commission

March 1, 2012

8.	On May 13, 2011, the court in the Myriad case denied our request for Summary Judgment. Following this ruling, we remained confident that we would prevail on the merits of the case at trial, which was scheduled to commence on certain threshold questions identified by the court on August 29, 2011. We believed that Myriad’s claims to the 36 identified patents interfered with our ability to license and generate revenue from our patent portfolio. We attended a court-sponsored Settlement Conference on July 27, 2011. We were unsuccessful in negotiating a settlement of the Myriad litigation at that settlement conference.

9.	On August 28, 2011, the eve of the trial, the parties entered into a Settlement Agreement pursuant to which, among other things, Myriad released all claims to all Openwave patents and agreed to terminate certain provisions of the IPLA including the Missing Assigned Patents clause which was the basis for the litigation. In the Settlement Agreement, Openwave agreed to pay Myriad $12 million. Our decision to settle the litigation was driven by our desire to move forward with our intellectual property strategy with clear title to our patents which we would have been unable to do, even if we had prevailed on the merits of the case at the August 29, 2011 trial, which we expected to do. The settlement enabled us to file our complaint In the Matter of Certain Devices of Mobile Communication with the International Trade Commission with Apple Inc., Research In Motion Ltd. and Research In Motion Corp., as proposed respondents and the corresponding litigation Openwave Systems Inc. v. Apple Inc., Research In Motion Ltd., and Research In Motion Corp. in the Federal District Court for the District of Delaware.

10.	Prior to filing our Annual Report on Form 10-K for the year ended June 30, 2010 and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011, we did not deem the Myriad litigation material or the potential losses arising therefrom probable and thus we did not make any disclosure pursuant to Item 103 of Regulation S-K. In addition, although the Myriad litigation primarily involved claims for declaratory relief, we did not believe damages, if any, would exceed 10 percent of our current assets. As such, no amount was accrued because a loss was not considered probable or reasonably estimable.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

8.	According to the transcript of your Earnings Conference Call for the quarterly period ended September 30, 2011 you attribute decreased bookings to restructuring activity, reduction in the number of products, and management changes. You also attribute an offsetting decrease in service revenues to projects earning higher revenue in the fourth quarter. Please tell us what consideration you gave to including a discussion of this information your filing.

United States Securities and Exchange Commission

March 1, 2012

Response:

With respect to the bookings decline, we acknowledge and agree that our discussion of decline in bookings on page 23 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “10-Q”) did not state the reasons for the decrease within such disclosure. However, we respectfully note for the Staff that the restructuring activity is discussed on pages 19 and 29 of the 10-Q, the product transition is discussed on page 36 of the 10-Q, and management changes are disclosed on page 24 of the 10-Q. While it is difficult to state definitively the reasons for customers’ decisions that caused delays in our sales, we feel the reader could determine possible reasons for a decline in bookings from the information provided in the 10-Q. Further, given the nature of these situations, we did not view them as a known trend that would require additional disclosure.

With respect to the offsetting decreases in service revenues from the fourth quarter, this was due to various projects with higher activity in the fourth quarter of fiscal year 2011 than in the first quarter of fiscal year 2012. This fluctuation is not abnormal for us across quarters and was not considered to be or to highlight a known trend. Our quarterly revenues, particularly services, have historically fluctuated on a quarterly basis as disclosed in the risk factor titled, “ Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline,” in our quarterly report on Form 10-Q for the quarter ended December 31, 2011.

United States Securities and Exchange Commission

March 1, 2012

We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 480-4924. Please also submit further correspondence via facsimile to (650) 480-4315. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Anne K. Brennan
Anne K. Brennan
Chief Financial Officer

cc:	Elizabeth K. Rushforth – Vice President and General Counsel

Richard A. Kline – Goodwin Procter LLP